SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

First Nine Months 2012
Trading Update

8 November 2012

01

Trading Update

Lisbon, Portugal, 8 November 2012

This trading update, which is not a complete release of financial statements, excludes the consolidation of Brazilian assets, namely Oi and Contax, in all figures presented. A complete set of consolidated financial statements for the 9M12 will be disclosed on 30 November 2012.

In 9M12, operating revenues amounted to Euro 2,321 million, while EBITDA stood at Euro 994 million. EBITDA margin reached 42.8% underpinned by the solid margin of the Portuguese telecommunication businesses, which stood at 44.9%. Revenues in the Portuguese telecommunication businesses stood at Euro 682 million in 3Q12 (-6.7% y.o.y). Excluding regulation effects, revenues in the Portuguese telecommunication businesses would have declined by 5.4% y.o.y in 3Q12 (-5.5% y.o.y in 2Q12). In 9M12, capex amounted to Euro 449 million, equivalent to 19.3% of revenues, while capex from Portuguese telecommunication businesses stood at Euro 370 million, down by 7.5% y.o.y, reflecting the recent investments in future proof technologies and networks. In 9M12, EBITDA minus capex reached Euro 545 million. In 9M12, operating cash flow stood at Euro 416 million, while free cash flow stood at Euro 178 million (Euro 123 million in 3Q12). As at 30 September 2012, net debt adjusted for tax effect in relation to the transfer of the regulated pension plans to the Portuguese State, amounted to Euro 4,591 million. In 9M12, cost of net debt reached 4.2% and cost of gross debt stood at 4.4%. At the end of September 2012, PT’s liquidity stood at Euro 3,207 million.

Consolidated financial highlights (1)	Euro million

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Operating revenues	770.0	814.2	(5.4)%		2,321.3	2,424.0	(4.2)%
Operating costs (2)	442.1	461.2	(4.1)%		1,327.6	1,362.4	(2.6)%
EBITDA (3)	327.9	353.0	(7.1)%		993.8	1,061.6	(6.4)%
Capex	153.8	169.9	(9.5)%		448.6	454.9	(1.4)%
Capex as % of revenues (%)	20.0	20.9	(0.9	)pp	19.3	18.8	0.6	pp
EBITDA minus Capex	174.1	183.1	(4.9)%		545.2	606.7	(10.1)%
Operating cash flow	170.6	150.4	13.4%		415.6	608.0	(31.6)%
Free cash flow (4)	123.0	45.4	171.0%		177.5	416.9	(57.4)%
Adjusted net debt (5)	4,590.5	4,150.5	10.6%		4,590.5	4,150.5	10.6%
EBITDA margin (%) (6)	42.6	43.4	(0.8	)pp	42.8	43.8	(1.0	)pp

(1) Figures excluding the consolidation of Brazilian assets, namely Oi and Contax, in all periods. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) This caption excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11). (5) Net debt, excluding Oi and Contax, was adjusted for the tax effect on pension debt due to the Portuguese State, including Euro 113 million related to the 2011 contribution which was accounted for as tax losses carried forward. In 3Q11 and 9M11, net debt was adjusted for the receivable by Telefónica, amounting to Euro 2 billion, paid in October 2011. (6) EBITDA margin = EBITDA / operating revenues.

02

Operational Review

Portuguese Telecommunication Businesses

In 3Q12, the Portuguese telecommunication businesses continued to show customer growth, with the fixed retail customers growing by 6.3% y.o.y to 5,007 thousand (net additions reached 67 thousand), while mobile customers were up by 0.4% y.o.y to 7,386 thousand (5 thousand net adds with postpaid reaching 7 thousand net additions and prepaid with 2 thousand net losses).

Portuguese operating data

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Fixed retail accesses (‘000)	5,007	4,709	6.3%		5,007	4,709	6.3%
PSTN/ISDN	2,610	2,662	(2.0)%		2,610	2,662	(2.0)%
Broadband customers	1,200	1,072	11.9%		1,200	1,072	11.9%
Pay-TV customers	1,198	974	22.9%		1,198	974	22.9%
Mobile Customers (‘000)	7,386	7,354	0.4%		7,386	7,354	0.4%
Postpaid	2,463	2,341	5.2%		2,463	2,341	5.2%
Prepaid	4,922	5,013	(1.8)%		4,922	5,013	(1.8)%
Net additions (‘000)
Fixed retail accesses	67	77	(12.9)%		212	182	16.3%
PSTN/ISDN	(5)	(10)	50.9%		(38)	(33)	(14.5)%
Broadband customers	31	32	(3.3)%		94	71	32.9%
Pay-TV customers	41	55	(25.5)%		156	145	7.7%
Mobile Customers	5	20	(73.9)%		(58)	(65)	10.8%
Postpaid	7	23	(69.9)%		86	51	69.0%
Prepaid	(2)	(3)	42.6%		(144)	(116)	(24.2)%
Data as % of mobile service revenues (%)	32.8	28.9	3.9	pp	32.1	27.7	4.4	pp

Growth of fixed retail customers was underpinned by a solid performance of Meo, PT’s pay-TV service, anchored on the back of a very differentiated value proposition. This leverages on a non-linear pay-TV service offering, a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices.

In 3Q12, pay-TV customers were up by 22.9% y.o.y to 1,198 thousand, a resilient performance representing net additions of 41 thousand in 3Q12 and 156 thousand in 9M12. This steady customer growth confirms the continued success and the attractiveness of Meo in the Portuguese market. This performance of pay-TV underpinned a solid growth of fixed broadband customers, which were up by 11.9% y.o.y to 1,200 thousand (31 thousand net adds in 3Q12 and 94 thousand in 9M12). PT’s triple-play customers (voice, broadband and pay-TV) grew by 27.7% y.o.y, having reached 802 thousand in 3Q12 (36 thousand net adds in the quarter).

Mobile customers benefited from the performance of postpaid customers, which grew by 5.2% y.o.y (7 thousand net adds in 3Q12) benefiting from the growth of the “unlimited” tariff plans. The “e nunca mais acaba” tariff plans, which reached 973 thousand customers in 3Q12, as well as the new “Moche” tariff plans (+8.4% y.o.y in 3Q12 to 1,360 thousand customers), also continued to show solid growth trends. Mobile broadband customers increased by 21 thousand customers in 3Q12 to 914 thousand (+15.8% y.o.y) reflecting the attractiveness and success of TMN’s broadband offers and the extensive coverage of PT’s 3G and 4G LTE networks.

Residential

Residential retail accesses or retail revenue generating units (RGUs) increased by 9.6% y.o.y, reaching 3,791 thousand, with pay-TV and broadband accesses already accounting for 55.6% of total residential retail accesses as at 30 September 2012 (+3.9pp y.o.y). In 3Q12, retail net additions reached 77 thousand, as a result of: (1) growth of the pay-TV service, which accounted for 37 thousand net additions; (2) 29 thousand net adds of fixed residential broadband, reflecting the continued growth in triple-play and double-play bundles, and (3) 11 thousand net adds of residential fixed voice customers (PSTN/ISDN lines), also reflecting the positive impact of the triple-play offers and notwithstanding aggressive commercial offers by the main competitor. As at the end of September 2012: (1) pay-TV residential customers reached 1,114 thousand (up by 22.5% y.o.y); (2) fixed residential broadband customer base grew by 13.1% y.o.y to 994 thousand, and (3) residential fixed voice customers stood at 1,683 lines, up by 0.7% y.o.y.

In 3Q12, PT’s residential customer segment continued to show growth in unique customers, which reached 1,878 thousand (+0.9% y.o.y) with 14 thousand net adds in the quarter. Residential revenue generating units per unique customer stood at 2.0, up by 8.6% y.o.y reflecting the continued success of Meo’s triple-play offer. As a result of this success, residential ARPU was up by 2.8% y.o.y to Euro 31.8 in 3Q12. This performance is noteworthy as it was achieved against a backdrop of: (1) a challenging economic environment, which leads to some pressure on those services that are more exposed to the economic environment, such as premium and thematic channels, video on demand and other value added services, and (2) an aggressive commercial stance by certain competitors on voice promotions and low-end offers.

Residential operating data

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Fixed retail accesses (‘000)	3,791	3,460	9.6%		3,791	3,460	9.6%
PSTN/ISDN	1,683	1,671	0.7%		1,683	1,671	0.7%
Broadband customers	994	880	13.1%		994	880	13.1%
Pay-TV customers	1,114	909	22.5%		1,114	909	22.5%
Unique customers	1,878	1,862	0.9%		1,878	1,862	0.9%
Net additions (‘000)
Fixed retail accesses	77	81	(5.8)%		234	203	15.2%
PSTN/ISDN	11	(0)	n.m.		9	(2)	n.m.
Broadband customers	29	30	(4.7)%		84	70	18.8%
Pay-TV customers	37	51	(27.7)%		141	135	4.9%
ARPU (Euro)	31.8	30.9	2.8%		31.7	30.7	3.0%
Non-voice revenues as % of revenues (%)	63.6	58.5	5.0	pp	63.1	57.8	5.3	pp

The solid growth of residential customers is clearly supported by the success of Meo, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels, games, music and video-on-demand on all screens. Meo delivers a highly differentiated content proposition, with more than 150 TV channels, including exclusive content, HD and 3D channels. On 12 October 2012, Meo launched “A Bola TV” in partnership with “Jornal a Bola”, a leading daily sports newspaper. This comprehensive and diverse sports information channel, which is exclusive on Meo, is available in the basic package and is aimed at strenghtening Meo’s content offering. The channel “A Bola TV” is available on multiscreens, including not only the TV, but also the PC, smartphone and tablet through the Meo GO! service. Following this strategy, on 15 October 2012, Meo launched “TVI Ficção”, an entertainment channel produced by “TVI”, the leading free-to-air portuguese channel, featuring local fiction from the well established TVI production house. “TVI Ficção” is also available in the basic package. Meo will continue to innovate and a new exclusive channel will be added to its grid, “Correio da Manhã TV”, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including the most widely read newspaper in Portugal, “Correio da Manhã”.

Meo’s content offering also includes thousands of VoD titles and its content offering is enriched with interactivity over anchor programmes (e.g. Idols, Secret Story, Biggest Looser).

Meo also offers a marketplace of advanced interactive applications, available through the “blue button” on the Meo remote control and covering multiple categories, such as: (1) News, including a personalised newscast app, developed in partnership with RTP; and the Sapo Kiosk application featuring the daily covers of all local and several international newspapers and magazines; (2) Sports, including a football app, a surf app, and specific sports channel applications such as the BenficaTV app and the SportTV app; (3) Music, including MusicBox, a multiscreen music streaming service; Meo Radios, a radio streaming service and Meo Karaoke, an application that offers Meo customers the possibility to subscribe and sing a wide catalogue of local and international hits; (4) Kids, including an all encompassing childrens portal where kids can access channels, VoD content, music clips, karaoke, games and tailored educational content; (5) Convenience, including apps for weather, traffic, pharmacies and several others, and (6) Personal content, including the online photo storage app.

Meo continued to innovate by launching Sapo Voucher app, the first interactive TV app allowing financial transactions and TV advertisement interaction. Meo also launched Twitter on TV, which can be accessed through the “blue button” on the Meo remote control, allowing Meo customers to tweet while watching TV shows.

Under a clear and strong strategy for content differentiation through interactivity, that Meo has been pursuing, it launched a new interactive application over one of the most successful youth TV series in Portugal, “Morangos com Açucar”, developed in partnership with TVI, the leading free-to-air portuguese channel. This application, besides giving access to much exclusive and backstage content, it also gives fans the possibility to preview episodes for Euro 0.90. In July 2012, Meo also announced the transformation of the most watched local pay-TV channel — SIC Notícias. As a result of a profound content and technological partnership between PT and Impresa (a large media group in Portugal, owning several print publications and SIC free-to-air channel as well as several SIC pay-TV channels), Meo will be launching in 4Q12 a transformed SIC Notícias whereby the channel will re-emerge as a completely interactive channel — an exclusive experience for Meo customers. These apps will be made available on multiscreens, including the TV, PC, tablet and smartphone.

Operating revenues in the Residential customer segment reached Euro 179 million in 3Q12, up by 4.1% y.o.y, showing a resilient performance. Service revenues were up by 4.3% y.o.y to Euro 176 million. This solid growth was achieved on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a fixed telephone legacy to a triple-play offering. Meo offer is highly differentiated, more competitive and also more resilient to unfavourable economic conditions. As a result of this success, the weight of non-voice services in Residential stood at 63.6% in 3Q12 (+5.0pp y.o.y) and the weight of flat revenues stood at 87.0% (+2.0pp y.o.y).

Personal

Mobile Personal customers, including voice and broadband customers, declined by 1.1% y.o.y in 3Q12 as a result of 126 thousand net disconnections in 9M12. In 3Q12, net adds were positive 9 thousand, having reflected the increase in postpaid customers (+9 thousand net adds) and no customer loss in prepaid. TMN continued to show a solid performance in postpaid customers, leveraging on the commercial success of the “Unlimited” tariff plans and on the continued growth of mobile broadband customers. The strong performance of “e nunca mais acaba” tariff plans and the new positioning of “Moche” tariff plans continued to benefit prepaid customers performance. The flat-fee tariff plans already represented 22.1% of mobile Personal customer base by the end of September 2012, an increase of 3.5pp y.o.y.

Personal operating data

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Mobile Customers (‘000)	5,806	5,872	(1.1)%		5,806	5,872	(1.1)%
Postpaid	1,082	1,054	2.7%		1,082	1,054	2.7%
Prepaid	4,724	4,819	(2.0)%		4,724	4,819	(2.0)%
Net additions (‘000)	9	13	(28.5)%		(126)	(91)	(39.1)%
Postpaid	9	13	(31.3)%		19	32	(42.8)%
Prepaid	(0)	(1)	69.6%		(145)	(123)	(17.6)%
MOU (minutes)	98	91	7.6%		94	88	6.7%
ARPU (Euro)	8.9	10.2	(12.1)%		8.8	9.8	(10.0)%
Customer	8.3	9.2	(10.1)%		8.1	8.8	(8.3)%
Interconnection	0.6	0.9	(31.9)%		0.7	1.0	(25.8)%
SARC (Euro)	29.1	27.8	4.7%		28.7	27.2	5.5%
Data as % of service revenues (%)	33.0	30.6	2.3	pp	32.9	30.9	2.0	pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering, best in class coverage and high capacity to meet customer demand for increasingly higher bandwidth and provide the best quality of service in the market. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans, targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV, music on demand, social network aggregator), and (3) mobile broadband competitive offers of up to 150Mbps speed, on 4G LTE, and offering free access to PT’s leading national Wi-Fi network. PT’s Wi-Fi strategy includes automatic subscriber authentication based on SIM Card (EAP-SIM), over-the-air or standard terminal configuration and automatic 3G / 4G LTE offload to Wi-Fi whenever the device is within Wi-Fi coverage. As such, Wi-Fi clearly complements 3G and 4G LTE for data coverage, thus increasing customer mobility and satisfaction and ultimately its loyalty.

On March 2012, PT unveiled its 4G LTE strategy, by launching a mobile broadband offer that structurally changes the market. Currently, PT’s 4G LTE offering allows: (1) speeds of up to 150Mbps; (2) access to live TV channels, through Meo GO!, and to music streaming service, through MusicBox, and (3) to share traffic among various devices, including the PC, through a wireless dongle, the tablet and the smartphone. As at launch, PT’s 4G LTE service was available to 20% of the Portuguese population and this coverage was enlarged to 80% of the population by April 2012, when the 800MHz spectrum was made available. This coverage will be increased further to 90% of the population by the end of 2012. PT is marketing its 4G LTE mobile broadband services through the TMN 4G and Meo 4G brands, aiming at leveraging on the various attributes and strengths of each brand. The commercial offers have speeds from 50Mbps to 150Mbps and monthly retail prices that start at Euro 49.99, with a 50% discount for early adopters during a 24 month period, and include the MusicBox service for free. TMN 4G or Meo 4G customers that are also Meo customers have free access to 50 live TV channels through the Meo GO! service. Otherwise the Meo GO! service has a retail price of Euro 7.99 per month.

In 3Q12, customer revenue in the Personal segment declined by 11.2% y.o.y to Euro 144 million. Challenging and deteriorating economic conditions, which lead to lower consumer confidence, impacted the performance of the personal segment as consumer mobile is clearly exposed to economic trends. Additionally, continuous pricing aggressiveness both in voice and wireless broadband continue to place retail tariffs and customer ARPU under pressure. Customer revenues also reflected lower revenues derived from mobile broadband services against a backdrop of high popularity of fixed broadband, price competition and migration to lower tariff plans, notwithstanding the strong growth of “internetnotelemóvel” revenues leveraged on the increased penetration of smartphones. The acceleration in the decline of interconnection revenues (-32.8% y.o.y to Euro 11 million in 3Q12) also contributed to a total service revenues decline of 13.2% y.o.y in 3Q12. In effect, MTRs declined to Euro 2.77 cents as from 7 May 2012, to Euro 2.27 cents as from 30 June 2012 and to Euro 1.77 cents as from 30 September. MTRs will continue to impact interconnection revenues, as from 31 December 2012 MTRs will decline to Euro 1.27 cents. ARPU of the personal segment stood at Euro 8.9 (-12.1% y.o.y) and customer ARPU stood at Euro 8.3 (-10.1% y.o.y). The weight of non-voice revenues in service revenues stood at 33.0% in 3Q12 (+2.3pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”.

Enterprise

The Enterprise customer segment includes mobile and fixed, voice and data and IT convergent and integrated offers provided to large corporates and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity by seizing the ICT opportunity on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

The value proposition for corporate customers is anchored on the following pillars: (1) maximise value from traditional telecommunication services by up selling additional services, including fixed-mobile convergence on FTTH to push for VPN, LAN management and video services; (2) IT transformation accelerated by cloud computing, where PT aims at leveraging on partnerships with key suppliers to enable business process transformation and significant cost reductions to the enterprise customers; (3) leverage on specialisation to seize gains from scale, including focus on outsourcing and BPO to improve productivity, and (4) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services.

In the SME customer segment, PT aims at integrating its service offerings, including bundling fixed and mobile and voice and data offers with access to subsidised equipment (PCs, PBX, smartphones and tablets), while at the same time making available vertical solutions to specific sectors (ex: restaurants and coffee-shops, retail, healthcare).

During 9M12, PT also continued to invest significantly on its cloud computing offering both for corporates and SMEs, making now available structured offers, branded SmartcloudPT, that include infrastructure as a service (IaaS), platform as a service (PaaS) and software as a service (SaaS).

In 3Q12, fixed retail customers of the enterprise segment stood at 1,024 thousand, having declined 9 thousand during the quarter. This performance reflected mainly 15 thousand net disconnections of fixed lines, which result from: (1) migration of large corporates from classic PSTN/ISDN services to VoIP services, which require less lines per customer; (2) the level of insolvencies going up in the SME segment, and (3) fixed-to-mobile migration. Broadband and pay-TV net additions increased slightly as a result of upselling additional services to small and medium businesses.

Enterprise operating data

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Fixed retail accesses (‘000)	1,024	1,096	(6.6)%		1,024	1,096	(6.6)%
PSTN/ISDN	738	841	(12.3)%		738	841	(12.3)%
Broadband customers	203	191	6.5%		203	191	6.5%
Pay-TV customers	82	64	29.6%		82	64	29.6%
Retail RGU per access	1.39	1.30	6.5%		1.39	1.30	6.5%
Mobile Customers (‘000)	1,516	1,416	7.1%		1,516	1,416	7.1%
Net additions (‘000)
Fixed retail accesses	(9)	(6)	(54.4)%		(63)	(21)	(202.9)%
PSTN/ISDN	(15)	(12)	(33.1)%		(88)	(31)	(182.8)%
Broadband customers	2	2	19.3%		10	0	n.m.
Pay-TV customers	4	4	5.6%		14	10	45.7%
Mobile Customers	(4)	8	(151.3)%		71	26	173.6%
ARPU (Euro)	23.1	25.5	(9.6)%		23.9	26.3	(8.8)%
Non-voice revenues as % of revenues (%)	51.1	46.4	4.7	pp	49.0	46.1	2.9	pp

Operating revenues of the Enterprise customer segment declined by 8.4% y.o.y to Euro 218 million in 3Q12, showing some sequential improvement from 2Q12 and 1Q12. The revenue performance in the enterprise segment is also being penalised by the economic environment: (1) public administration strong cost cut initiatives and significant reduction in investments in new projects; (2) large corporate cost reduction initiatives, and (3) small and medium businesses, which were still showing some resilience in 2011, are now more penalised by the economic and financing context. Notwithstanding the economic backdrop, PT maintained a solid leadership both in large corporates and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above. In effect, in 2012 PT won significant projects and customers, which should translate in revenue performance already in 4Q12 and in 2013. In 3Q12, non-voice services represented 51.1% of Enterprise retail revenues, up by 4.7pp y.o.y.

Consolidated financial performance in Portugal

In 3Q12, revenues from Portuguese telecommunication businesses declined by Euro 49 million (-6.7% y.o.y) to Euro 682 million. This performance reflected the revenue decline at the Personal and Enterprise customer segments (Euro 22 million and Euro 20 million, respectively), against challenging and deteriorating economic conditions, and lower revenues from the directories business (Euro 3 million), that more than compensated the 4.1% y.o.y increase in the Residential customer segment (Euro 7 million). In 3Q12, revenues in Portugal were also penalised by adverse regulation movements, including lower MTRs (Euro 7 million) and roaming (Euro 1 million). Excluding regulation effects, revenues would have decreased by 5.4% y.o.y in 3Q12, which compares to 5.5% y.o.y in 2Q12.

Against revenue pressure in the Portuguese telecommunication businesses, the measures implemented to control costs and the transformation initiatives that are taking place are allowing PT to reduce costs and maintain solid margin performance.

Portuguese telecommunication operations financial information	Euro million

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Operating revenues	681.8	731.0	(6.7)%		2,040.2	2,173.6	(6.1)%
Residential	178.6	171.5	4.1%		534.0	510.5	4.6%
Service revenues	175.8	168.5	4.3%		523.7	502.0	4.3%
Sales and other revenues	2.7	3.0	(8.0)%		10.3	8.4	21.9%
Personal	177.6	199.9	(11.2)%		517.2	574.8	(10.0)%
Service revenues	155.3	178.9	(13.2)%		463.6	520.1	(10.9)%
Customer revenues	144.0	162.2	(11.2)%		425.3	468.0	(9.1)%
Interconnection revenues	11.2	16.7	(32.8)%		38.3	52.1	(26.5)%
Sales and other	22.3	21.0	6.1%		53.7	54.7	(1.9)%
Enterprise	218.4	238.3	(8.4)%		670.6	737.0	(9.0)%
Wholesale, other and eliminations	107.3	121.3	(11.6)%		318.3	351.3	(9.4)%
Operating costs	380.9	401.1	(5.0)%		1,124.3	1,180.7	(4.8)%
Wages and salaries	61.9	63.9	(3.1)%		182.6	189.5	(3.7)%
Direct costs	115.3	120.0	(3.9)%		341.6	358.6	(4.7)%
Commercial costs	75.1	80.5	(6.8)%		217.5	224.1	(2.9)%
Other operating costs	128.6	136.7	(5.9)%		382.6	408.5	(6.4)%
EBITDA (1)	300.9	329.9	(8.8)%		916.0	992.9	(7.7)%
EBITDA margin	44.1%	45.1%	(1.0	)pp	44.9%	45.7%	(0.8	)pp
Capex	132.1	149.6	(11.7)%		370.4	400.5	(7.5)%
Capex as % of revenues	19.4%	20.5%	(1.1	)pp	18.2%	18.4%	(0.3	)pp
EBITDA minus Capex	168.8	180.3	(6.4)%		545.5	592.4	(7.9)%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

In 3Q12, operating costs excluding D&A and PRBs declined by 5.0% y.o.y (Euro 20 million) to Euro 381 million. Wages and salaries declined by 3.1% y.o.y (Euro 2 million) to Euro 62 million, as a result of lower variable and overtime remunerations and higher efficiency levels in certain internal processes. Direct costs were down by 3.9% y.o.y (Euro 5 million) to Euro 115 million in 3Q12, reflecting mainly: (1) lower traffic costs at TMN, following the impact of the regulated MTR cuts and lower roaming interconnection costs (Euro 5.5 million); (2) lower costs associated with the directories business (Euro 2 million); (3) higher costs associated with IT / IS solutions and outsourcing as a result of increased weight of these services (Euro 2 million), and (4) higher costs associated with higher international traffic. In 3Q12, notwithstanding continued customer growth, programming costs were broadly flat (+1.3% y.o.y to Euro 30 million), while programming costs per customer declined by 18.5% y.o.y. Commercial costs decreased by 6.8% y.o.y (Euro 5 million) to Euro 75 million in 3Q12, reflecting lower commissions and also lower marketing and publicity, which more than compensated the growth in cost of goods sold due to higher sales of smartphones with higher subsidies associated. This good performance of commercial costs, achieved against a backdrop of continued customer growth, also reflects lower churn. This is particularly observed in TV customers, as not only the FTTH has lower churn than ADSL and satellite, but also churn has been coming down across all technologies. Other operating expenses decreased by 5.9% y.o.y in 3Q12 to Euro 129 million, explained by lower maintenance and repairs, following the rollout of PT’s FTTH network, and lower support services. Structural costs benefits of the FTTH and 4G LTE networks and the extensive field force transformation programme continue to be visible with improved quality of service and lower cost structure.

In 3Q12, EBITDA in Portugal stood at Euro 301 million (-8.8% y.o.y) with a margin of 44.1% (-1.0pp y.o.y). EBITDA performance reflected primarily the decline in service revenues (Euro 54 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 50 million, while EBITDA only declined by Euro 29 million as a result of lower operating expenses.

In 3Q12, capex decreased by 11.7% y.o.y to Euro 132 million. Customer related capex stood at Euro 43 million (-12.3% y.o.y), representing 33% of total capex in Portugal. The decline in customer capex reflects: (1) lower unitary equipment costs; (2) lower net adds, and (3) lower churn across the pay-TV and broadband services. Infrastructure capex was down by 20.7% y.o.y to Euro 66 million, explained by the strong investments made during the last years, namely in the 2008-2011 period, in the deployment of the FTTH network, in the modernisation of the 2G network already 4G LTE-enabled, and the reinforcement of 3G and 3.5G networks in terms of coverage and capacity, leading now to a decrease in technology capex, notwithstanding the investments in the deployment of the 4G LTE network. EBITDA minus capex in 3Q12 decreased by 6.4% y.o.y to Euro 169 million. Going forward, and particularly in 2012, PT’s Portuguese telecommunication businesses capex will tend do decline double digit as PT’s FTTH rollout will be concluded and notwithstanding the full rollout of PT’s 4G LTE networks in 2012 and the investment in the data centre. Capex in the Portuguese telecommunication businesses should decline by circa Euro 100 million in 2012, when compared to 2011.

International Businesses

Other international assets

In 9M12, other international assets, on a pro-forma basis, increased their proportional revenues by 23.4% y.o.y to Euro 398 million and increased EBITDA by 22.9% y.o.y to Euro 193 million, as a result of a solid operational and financial performance by the majority of PT’s international assets, notwithstanding a high level of penetration in some markets and also by positive foreign exchange effects. In 3Q12, revenue and EBITDA of other international assets, on a pro-forma basis, grew by 25.4% and 30.0%, respectively.

Proportional financial information of other international assets (1)	Euro million

	3Q12	3Q11	y.o.y		9M12	9M11	y.o.y
Operating revenues	141.6	113.0	25.4%		397.9	322.3	23.4%
EBITDA (2)	71.8	55.2	30.0%		193.3	157.2	22.9%
EBITDA margin	50.7%	48.9%	1.8	pp	48.6%	48.8%	(0.2	)pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation.

Highlights of main assets in Africa and Asia (9M12) (1)	Million (financials)

		Rev.		EBITDA				EBITDA
	Stake	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	1,462	13.7%	852	17.0%	58.3%	1,141	665
MTC, Namibia (3) (4)	34.00%	1,384	19.7%	668	13.1%	48.3%	134	65
CVT, Cape Verde (3) (4)	40.00%	6,461	0.0%	3,175	(1.4)%	49.1%	59	29
CST, S.Tomé & Principe (3) (4)	51.00%	217,830	1.7%	59,250	0.6%	27.2%	9	2
CTM, Macao (2)	28.00%	3,610	21.2%	1,024	3.2%	28.4%	353	100
Timor Telecom, East Timor (3)	41.12%	53	9.0%	30	15.6%	57.4%	41	24

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 9M12, Unitel’s revenues and EBITDA, in USD, increased by 13.7% y.o.y to USD 1,462 million and by 17.0%  y.o.y and 852 USD million. In 9M12, Unitel posted strong operational and financial figures on the back of successful campaigns aimed at promoting voice usage and increasing penetration of mobile broadband. Unitel also launched several initiatives targeted at strengthening its distribution channels and improving the quality of its network.

In 9M12, MTC’s revenues and EBITDA increased by 19.7% y.o.y and by 13.1% y.o.y, reaching NAD 1,384 million and NAD 668 million, respectively. In 9M12, EBITDA margin was 48.3%. Data revenues accounted for 22.9% of service revenues, amongst the highest in the African continent. In 9M12, MTC focused its marketing efforts and commercial activity on: (1) launching 4G services; (2) developing campaigns aimed at promoting usage, and (3) boosting growth of broadband customers, under the brand Netman.

In 9M12, CVT’s revenues were flat at CVE 6,461 million, while EBITDA decreased by 1.4% y.o.y to CVE 3,175 million. EBITDA margin was 49.1%. Revenues and EBITDA were impacted by the implementation of the international accounting rule IFRIC12. Excluding these effects, revenues would have increased by 1.2% y.o.y, while EBITDA would have decreased by 1.2% y.o.y. In 9M12, both mobile and fixed revenues were positively impacted by data revenue growth. During 9M12, CVT launched: (1) new broadband offers based on 3G services; (2) innovative services such as Stika-m-saldo (airtime credit), and (3) several campaigns to stimulate data usage. Broadband and IPTV customers increased significantly, representing 31.1% and 12.6% of the wireline customer base, respectively, underpinning wireline customer growth (+1.4% y.o.y).

In 9M12, CST’s revenues and EBITDA increased by 1.7% and 0.6% y.o.y to STD 217,830 million and STD 59,250 million, respectively. EBITDA margin stood at 27.2%. In 9M12, CST launched its 3G service and aims at reaching 90% coverage by the end of 2012. In 9M12, São Tomé e Principe reached circa 72% of penetration of mobile services.

In 9M12, CTM’s revenues and EBITDA increased by 21.2% and 3.2% y.o.y to MOP 3,610 million and MOP 1,024 million, respectively. EBITDA margin was 28.4%. Revenue growth was driven by an increase in equipment sales. Data revenues represented 25.1% of mobile service revenues. In 9M12, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

In 9M12, Timor Telecom’s revenues and EBITDA increased by 9.0.% y.o.y and by 15.6% y.o.y, to USD 53 million and USD 30 million, respectively, mainly as a result of the strong increase in customer base. EBITDA margin was 57.4%. At the end of September 2012, Timor Telecom reached 633 thousand mobile customers. Data revenues accounted for 17.6% of mobile service revenues. In 9M12, Timor Telecom launched new pricing plans with more competitive tariffs and several voice and data stimulation campaigns, with positive results on usage levels and revenue generation and also strengthened its distribution network.

03

Other Disclosures

Additional information

Please see additional information in the notes to our financial statements as at 30 September 2012.

Forward looking statement / disclaimer

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

04

Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Additional Information

This information is also available on PT’s IR website ir.telecom.pt and mobile website m.telecom.pt and on PT’s IR&CSR app for iPad and Android tablets.

Conference Call details

Date: 8 November 2012

Time: 16:00 (Portugal/UK), 17:00 (CET),
11:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 7817

US and Canada: 877 269 7756

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 403363)

US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 403363)

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa, Portugal
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.